SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 May 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 10 May 2021 re: Update on AGM venue

10 May 2021

LLOYDS BANKING GROUP PLC
UPDATE ON OUR AGM VENUE AND SHAREHOLDER EVENT

On 23 March 2021, we published our Notice of Meeting setting out the arrangements for Lloyds Banking Group plc's Annual General Meeting (the 'AGM') in Edinburgh on Thursday 20 May 2021 at 11am.

The Scottish Government has now set out its revised framework for COVID-19 protection levels. It is expected, although not guaranteed, that Scotland will move to protection level 2 from 17 May 2021, which may allow some indoor events subject to attendance restrictions.

If the restrictions in Scotland move to protection level 2, we may be able to accommodate a limited number of shareholders in person at the AGM, subject to social distancing and other safety requirements. To allow for this possibility, the Board has decided that the AGM will now be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE. The time and date of the AGM remain the same, i.e. Thursday 20 May 2021 at 11am. We plan to livestream the AGM on our website.

Further arrangements will be published on our website once it is clear what is permitted legally, which will not be known until nearer the time of the meeting. In deciding on the final arrangements, we will obviously prioritise the safety and security of our shareholders and colleagues and given likely restrictions on attendees, a pre-registration system may be necessary. We ask shareholders to understand and comply with the Scottish COVID-19 protection levels and any attendance restrictions that may be necessary. We would strongly suggest that shareholders do not finalise travel arrangements until any new arrangements are confirmed.

We are also holding a Shareholder Event on Thursday 13 May 2021 at 10am. This event will give shareholders the opportunity to join us virtually and we encourage shareholders to attend through our website: www.lloydsbankinggroup.com. Shareholders will see presentations and responses to shareholder questions from our Chair and other Board members. We encourage shareholders to pre-submit questions related to the business of the AGM or to raise matters of concern as a shareholder ahead of the Shareholder Event by emailing ShareholderQuestions@lloydsbanking.com with the subject line "Shareholder Event 2021". Shareholders who submit questions will be deemed to consent to their name being mentioned.

Shareholders can visit www.lloydsbankinggroup.com/Investors/shareholder-information/shareholder-meetings for further information on this year's Shareholder Event and AGM.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 May 2021